January 22, 2013

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended
December 31, 2011
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P. (“Blackstone”), we are responding to your comment letter dated January 7, 2013 regarding our Form 10-K for the Year Ended December 31, 2011.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed December 31, 2011 Annual Report on Form 10-K (“2011 Form 10-K”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 212

1.	We note your response to comments one and two in our letter dated December 10, 2012. Considering that the bonus received by Mr. Hill represents a discretionary cash award, in accordance with Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, in future filings please continue to disclose the cash and stock portions of the award in the fiscal year during which the discretionary bonus was earned.

We acknowledge the Staff’s comment and, to the extent Mr. Hill continues to be (or any other named executive officer is) required to participate in our Deferred Compensation Plan, we will continue to disclose both the cash and stock portions of his (or her) bonus in the fiscal year during which the discretionary bonus was earned.

The Blackstone Group LP

345 Park Avenue New York NY 10154

T 212 583 5000 F 212 583 5749

www.blackstone.com

Mr. Rufus Decker

January 22, 2013

2.	Please include explanatory footnote disclosure to the “Stock Awards” column indicating (i) the actual grant date of the deferral units granted under the Deferred Compensation Plan, (ii) the grant date value of the stock award reflecting the deferral bonus amount, and (iii) the portion of the stock award representing the premium award equal to 20% of the deferral amount paid.

We acknowledge the Staff’s comment and in future filings, to the extent Mr. Hill continues to be (or any other named executive officer is) required to participate in our Deferred Compensation Plan, we will include explanatory footnote disclosure to the “Stock Awards” column of the Summary Compensation Table indicating each of the items suggested in the Staff’s comment. We will also clarify in such footnote disclosure that the grant date fair value of the stock award reflecting the deferred bonus amount is computed in accordance with FASB ASC Topic 718 and generally differs from the dollar amount of the portion of the bonus that is required to be deferred under the Deferred Compensation Plan.

Grants of Plan-Based Awards in 2011, page 213

3.	As indicated in Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, the stock portion of the award should also be disclosed in the Grants of Plan Based Awards table in the same fiscal year for which the discretionary bonus was granted. Although company decisions necessary to determine the value of the award were made in 2012, because the stock award was made through a discretionary bonus plan which is covered by Instruction 1 to 402(c)(2)(iii) and (iv), it should be reported in that year, as contemplated by Instruction 2.

We acknowledge the Staff’s comment and in future filings, to the extent Mr. Hill continues to be (or any other named executive officer is) required to participate in our Deferred Compensation Plan, we will disclose both the stock award portion of his (or her) bonus and the deferral units representing the 20% premium in the Grants of Plan-Based Awards table in the same fiscal year for which the discretionary bonus was granted.

4.	In future filings, please disclose the deferral units representing the 20% premium as a separate grant. Refer to Instruction 1 to Item 402(d) of Regulation S-K.

We acknowledge the Staff’s comment and in future filings, to the extent Mr. Hill continues to be (or any other named executive officer is) required to participate in our Deferred Compensation Plan, we will disclose the deferral units representing the 20% premium as a separate grant.

Mr. Rufus Decker

January 22, 2013

Deferred Compensation Plan, page 217

5.	In future filings, please expand disclosure of the terms of the Deferred Compensation Plan to include among other things:

•

that the Plan Administrator will select plan participants in its sole discretion and notify such individuals that they have been selected to participate in the plan for a given fiscal year. Please supplement your disclosure by explaining (i) whether or not, following selection, a named executive officer may decline to participate in the plan, and (ii) whether once enrolled, the named executive officer is required to participate in the plan, unless he is no longer selected by the Plan Administrator for the following fiscal year. To the extent plan participation is mandatory following notification by the Plan Administrator, please revise the last paragraph of your disclosure on page 217 to reflect that plan participation is not at the discretion of the named executive officer;

•	a revised tabular presentation inclusive of the “Effective Deferral Rate” column, as reflected in Section 3.1(a) of the Third Amended and Restated Bonus Deferral Plan.

We acknowledge the Staff’s comment and in future filings, to the extent that any named executive officer was required to participate in our Deferred Compensation Plan with respect to his or her bonus in any fiscal year reflected in the Summary Compensation Table, we will expand disclosure of the terms of the Deferred Compensation Plan to include each of the items suggested in the Staff’s comment.

* * *

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Era Anagnosti, Staff Attorney

Ms. Pamela Long, Assistant Director

Ms. Nudrat Salik, Staff Accountant